Faegre Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

July 31, 2020

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamilton and Ryan Sutcliffe

Re:	FlowStone Opportunity Fund (the “Fund” or the “Registrant”) (File Nos. 333-225212; 811-23352); Response to Examiner Comments on POS 8C

Dear Ms. Hamilton and Mr. Sutcliffe:

This letter responds to the staff’s comments that you provided via telephone on July 22, 2020 and July 29, 2020, in connection with your review of Post-Effective Amendment No. 3 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 7 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Fund’s registration statement (“Registration Statement”) on Form N-2. As previously discussed with the staff, the changes to the Fund’s disclosure discussed below will be reflected in a filing made pursuant to Rule 497 under the 1933 Act.

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

Accounting Comments

1.	Please discuss supplementally the Fund’s method for accounting for offering costs, including citations to applicable U.S. GAAP.

The offering costs that the Fund incurred prior to commencement of operations primarily included legal fees, typesetting, printing and filing fees for the preparation of the initial registration statement. FASB ASC 946-20-25 and 946-20-35-5 outline U.S. GAAP accounting treatment related to offering costs. Offering costs of closed-end funds with a continuous offering period should be accounted for as a deferred charge until operations begin and thereafter be amortized to expense over a time period not to exceed 12 months on a straight-line basis. This treatment is consistent with how the Fund is currently accounting for offering costs.

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2.	Footnote 7 to the Fee Table states in part that “The Expense Limitation Agreement also provides that, from the Initial Closing Date (August 30, 2019) until December 31, 2020, the Adviser agrees to waive fees payable to it by the Fund on assets held in cash or cash equivalents less the total amount of capital committed by the Fund and not yet drawn for investment.” The Fund’s statement of operations as of March 31, 2020 show that the Fund held a significant amount of assets in cash and cash equivalents. It appears that only approximately 35% of the Management Fee was waived, when cash and cash equivalents represented a much greater percentage of the Fund’s net assets. Please explain the discrepancy and confirm that the Fund is operating in accordance with its expense limitation agreement.

Management has performed an additional review of the management fee and waiver calculation for fiscal year 2020, and agrees with the amounts presented in the Fund’s audited financial statements. While the Fund did hold a significant amount of assets in cash and cash equivalents, it also held a significant amount of capital that was committed by the Fund which was not drawn for investment. Management can also confirm that the Fund is operating in accordance with its expense limitation agreement.

Disclosure Comments

3.	On page 10 of the Statement of Additional Information, in the “Principal Occupation(s) During the Past 5 Years and Other Directorships Held by The Trustee” column of the table disclosing information on the Independent Trustees, the staff is unable to determine the principal occupations for Messrs. Gull and Moskow for the past 5 years as required by Item 18.1 of Form N-2. Please clarify and adjust accordingly.

The Registrant will revise the disclosure for Messrs. Gull and Moskow as follows (new language is bolded):

NAME, ADDRESS^ AND YEAR OF BIRTH	POSITION(S) WITH THE FUND	LENGTH OF TIME SERVED*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS AND OTHER DIRECTORSHIPS** HELD BY THE TRUSTEE	PORTFOLIOS IN FUND COMPLEX OVERSEEN BY TRUSTEE	OTHER DIRECTORSHIPS HELD BY THE TRUSTEE
Jason S. Gull Birth year: 1970	Trustee	Since Inception	Retired (since 2016); Partner, Head of Secondary Investments, and Member of the Executive Committee at Adams Street Partners, LLC (2004-2016).	1	Trustee, Utah School & Institutional Trust Funds Office; Advisory Board Member, Cougar Capital, a Brigham Young University affiliated investment fund; Member of the Brigham Young University Marriott School of Business National Advisory Council.
Michael H. Moskow Birth year: 1938	Trustee	Since Inception	Retired (since 2014); Consultant, Board and Advisory Board Member, and Board Member, Taylor Capital Group (2008-2014).	1	CityBase, Board Member; Discover Financial, Inc., Board Member; Educational Corporation of America, Board Member; National Futures Association, Board Member; and Commonwealth Edison, a subsidiary of Exelon, Board Member.

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4.	On page 14 of the Statement of Additional Information, the paragraph discussing the Valuation Committee states in part that “[t]he Valuation Committee is also comprised of employees of Foreside Fund Officer Services, LLC that serve as officers of the Fund and employees of the Administrator who serve as senior accounting and financial reporting contacts for the Fund.” Please provide the names of these officers that are on the Valuation Committee pursuant to Item 18.5(b)(2).

The Registrant will revise this disclosure as follows (new language is bolded):

The Board has approved valuation procedures for the Fund (the “Valuation Procedures”), and has appointed a separate Valuation Committee and delegated to the Valuation Committee the responsibility to determine the fair value of the Fund’s investments. The Valuation Committee oversees the implementation of the Valuation Procedures, and may consult with representatives from the Fund’s outside legal counsel or other third-party consultants in their discussions and deliberations. The Committee is comprised of the following members of the Adviser and the Board: ~~Eric Liss, Kenny Lower and~~ Scott Conners and Marek Herchel. The Valuation Committee is also comprised of Trent Statczar, Treasurer and CFO of the Fund and Brandon Kipp, CCO of the Fund, each employees of Foreside Fund Officer Services, LLC, ~~that serve as officers of the Fund~~ and Eric Liss and Kenny Lower, each employees of the Administrator who serve as senior accounting and financial reporting contacts for the Fund. During the fiscal period from August 30, 2019 (Commencement of Operations) to March 31, 2020, the Valuation Committee met two times.

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5.	On page 20 of the Statement of Additional Information, under the heading “Independent Registered Public Accounting Firm; Legal Counsel,” the staff notes that the disclosure regarding PricewaterhouseCoopers LLP’s identification of its violation of Public Company Accounting Oversight Board Rule 3523 (“PCAOB Rule 3523”) was removed. Please explain why it is appropriate to remove this PwC accounting related disclosure so soon after it has been placed here.

The Registrant notes that the disclosure regarding the PCAOB Rule 3523 violation was included in its registration statement dated April 17, 2020, and that similar disclosure was included in its annual report on Form N-CSR filed on June 11, 2020. The Registrant believes the inclusion of the disclosures in these two publicly available documents sufficiently communicates the matter to applicable users of the financial statements for the impacted period. The disclosure was originally included in the Registration Statement due to the timing of the identification of the matter and the completion of a consultation by the Registrant's independent registered public accounting firm with the Staff of the SEC as the Registrant's first periodic filing was not yet due. Once the disclosure was included in a periodic filing, the Registrant believed it was no longer necessary to continue to repeat the disclosure.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107, or, in my absence, to Joshua Lindauer at (215) 988-2738.

Sincerely,

/s/ David L. Williams
David L. Williams

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